UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Cardtronics plc
(Name of Issuer)
Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)
G1991C105
(CUSIP Number)
Michael D. Pinnisi Hudson Executive Capital LP 570 Lexington Avenue, 35th Floor New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Richard M. Brand Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 (212) 504-6000

December 15, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1991C105	SCHEDULE 13D	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS

Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,644,880

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,644,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,644,880

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%[1]

14	TYPE OF REPORTING PERSON
PN, IA

______________________________
1. The percentage calculations herein are based upon an aggregate of 44,490,037 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of December 13, 2020, as disclosed in the Acquisition Agreement, dated December 15, 2020, between Cardtronics plc and Catalyst Holdings Limited.

CUSIP No. G1991C105	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS

HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,644,880

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,644,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,644,880

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%[2]

14	TYPE OF REPORTING PERSON
OO

______________________________
2. The percentage calculations herein are based upon an aggregate of 44,490,037 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of December 13, 2020, as disclosed in the Acquisition Agreement, dated December 15, 2020, between Cardtronics plc and Catalyst Holdings Limited.

CUSIP No. G1991C105	SCHEDULE 13D	Page 4 of 8 Pages
1	NAME OF REPORTING PERSONS

Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,040

	8	SHARED VOTING POWER
8,644,880

	9	SOLE DISPOSITIVE POWER
14,040

	10	SHARED DISPOSITIVE POWER
8,644,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,658,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%[3]

14	TYPE OF REPORTING PERSON
IN

______________________________
3. The percentage calculations herein are based upon an aggregate of 44,495,989 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, which includes 44,490,037 shares outstanding as of December 13, 2020, as disclosed in the Acquisition Agreement, dated December 15, 2020, between Cardtronics plc and Catalyst Holdings Limited, and 5,952 shares issuable in connection with the vesting of Restricted Stock Units granted to Mr. Braunstein.

CUSIP No. G1991C105	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the Schedule 13D filed on January 31, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 6, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the ordinary shares, nominal value $0.01 per share (the “Shares”), of Cardtronics plc, a company organized under the laws of England and Wales (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as specifically amended by this Amendment No. 6, the Schedule 13D is unchanged.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 15, 2020, the Issuer entered into the Acquisition Agreement (the “Acquisition Agreement”) with Catalyst Holdings Limited (“Holdings”), an affiliate of investment funds managed by affiliates of Apollo Global Management, Inc., pursuant to which, subject to the satisfaction or waiver of the conditions therein, Holdings will acquire all of the outstanding Shares (other than any Shares held by the Reporting Persons) at a price of $35.00 per Share in cash (the “Acquisition”). The consummation of the transactions contemplated by the Acquisition Agreement is subject to certain closing conditions including approval of the Acquisition by the Issuer’s shareholders, receipt of required regulatory clearances, including the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approvals under any applicable foreign antitrust and foreign investment laws, as set forth in the Acquisition Agreement. If the transactions contemplated by the Acquisition Agreement are consummated, the Shares will no longer be traded on Nasdaq and the Shares will cease to be registered under the Exchange Act.

In connection with the entry into the Acquisition Agreement, Hudson Executive and the HEC Funds (the “HEC Parties”), entered into a Rollover and Contribution Agreement, dated December 15, 2020, with Holdings (the “Rollover Agreement”). Pursuant to the Rollover Agreement, the HEC Parties agreed, subject to the terms and conditions of the Rollover Agreement, to cause an aggregate value of up to $200 million, which may be increased in limited circumstances (such aggregate amount, the “Rollover Amount”), in cash and/or Shares owned by the HEC Parties, at the option of the HEC Parties, to be contributed following or simultaneous with the closing of the Acquisition (the “Effective Date”) to the indirect parent of Holdings (“Parent”) in exchange for equity interests of Parent equal in value to the Rollover Amount. Pursuant to the Rollover Agreement, the HEC Parties agreed not to acquire, transfer, permit any encumbrances on or grant any proxy or power of attorney with respect to the Shares, except for permitted transfers to affiliates of the HEC Parties. With certain exceptions, the Rollover Agreement terminates automatically upon, among other things, the first to occur of (i) the valid termination of the Acquisition Agreement and (ii) the Effective Date.

The HEC Parties entered into a Deed of Irrevocable Undertaking, dated as of December 15, 2020 (the “HEC Undertaking”). The HEC Undertaking contemplates, among other things, that if the Acquisition is effected by way of a scheme of arrangement, the HEC Parties will vote the Shares over which they have voting power (i) in favor of any resolution necessary to implement the Acquisition; (ii) against any resolution that might reasonably be expected to impede the Acquisition; and (iii) against any resolution to approve a scheme of arrangement relating to the acquisition of any shares in the Issuer by a third party. If the Acquisition is effected by way of a takeover offer, the HEC Parties agree to, among other things, accept the offer and forward any relevant share certificates to Holdings and not withdraw such acceptance. The HEC Undertaking terminates upon the first to occur of (x) Holdings notifying the HEC Parties that it does not intend to proceed with the Acquisition; (y) a third party offer becoming effective; and (z) the termination of the Acquisition Agreement.

CUSIP No. G1991C105	SCHEDULE 13D	Page 6 of 8 Pages

The HEC Parties also agreed pursuant to the HEC Undertaking not to: (i) deposit any of the Shares into a voting trust or enter into a voting agreement with respect to the Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with the HEC Undertaking; (ii) directly or indirectly (x) transfer such Shares except under the Acquisition or to an affiliate, or accept any other offer in respect of such Shares; or (y) other than pursuant to the Acquisition, enter into any agreement in relation to, or operating by reference to, the Shares; (iii) convene or requisition any general or class meeting of the Issuer; or (iv) save for the Shares, acquire any shares or other securities of the Issuer.

Douglas Braunstein, as a director of the Issuer, entered into a Deed of Irrevocable Undertaking, dated as of December 15, 2020 (the “Director Undertaking”) on the same terms as the other directors of the Issuer. The Director Undertaking contemplates, among other things, that Mr. Braunstein will vote the Shares held in his individual capacity (i) in favor of any resolution necessary to implement the Acquisition; (ii) against any resolution that might reasonably be expected to impede the Acquisition; and (iii) against any resolution to approve a scheme of arrangement relating to the acquisition of any shares in the Issuer by a third party. The Director Undertaking terminates upon the first to occur of (x) a third party offer becoming effective and (y) the termination of the Acquisition Agreement.

Mr. Braunstein also agreed pursuant to the Director Undertaking not to: (i) deposit any of the Shares into a voting trust or enter into a voting agreement with respect to the Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with the Director Undertaking; (ii) directly or indirectly (x) transfer such Shares except under the Acquisition, or accept any other offer in respect of such Shares; or (y) other than pursuant to the Acquisition, enter into any agreement in relation to, or operating by reference to, the Shares; (iii) prior to the earlier of the Acquisition becoming effective and the termination of the Acquisition Agreement, (a) in Mr. Braunstein’s capacity as a shareholder, convene or requisition any general or class meeting of the Issuer for the purpose of voting on a resolution that might reasonably be expected to impede the Acquisition or that relates to the acquisition of any shares in the Issuer by a third party or (b) save for the Shares, acquire any shares or other securities of the Issuer; or (iv) in Mr. Braunstein’s capacity as a shareholder, solicit any person other than Holdings to make any offer for securities of the Issuer or take action which may impede the Acquisition.

The foregoing summary description of the Rollover Agreement, the HEC Undertaking and the Director Undertaking does not purport to be complete and is qualified in its entirety by reference to the full text of the Rollover Agreement, the HEC Undertaking and the Director Undertaking, which are filed as Exhibit 8, Exhibit 9 and Exhibit 10, respectively, and are incorporated herein by reference in their entirety.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is incorporated herein by reference.

CUSIP No. G1991C105	SCHEDULE 13D	Page 7 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1	Joint Filing Agreement of the Reporting Persons*
Exhibit 2	Schedule of transactions effected during the last 60 days*
Exhibit 3	Schedule of transactions effected during the last 60 days*
Exhibit 4	Schedule of transactions effected during the last 60 days*
Exhibit 5	Schedule of transactions effected during the last 60 days*
Exhibit 6	Schedule of transactions effected during the last 60 days*
Exhibit 7	Rollover and Contribution Agreement, dated December 15, 2020, by and among the HEC Parties and Holdings
Exhibit 8	Deed of Irrevocable Undertaking, dated December 15, 2020, by the HEC Parties
Exhibit 9	Deed of Irrevocable Undertaking, dated December 15, 2020, by Douglas Braunstein

* Previously Filed

CUSIP No. G1991C105	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2020
HUDSON EXECUTIVE CAPITAL LP By: HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein